January 5, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Christina DiAngelo-Fettig

RE:    LoCorr Investment Trust (File Nos. 333-171360; 811-22509)

Dear Ms. DiAngelo-Fettig:

On behalf of the Registrant, this letter responds to the supplemental comments you provided by telephone to Andrew Davalla with respect to the above-referenced Trust. Your comments are set forth below, and each is followed by the Registrant’s response which the registrant has authorized Thompson Hine LLP to provide.

Comment 1.    With respect to prospectus disclosure regarding expense cap limitation agreements, please disclose that recapture is possible provided that doing so would not exceed the current expense limitation or the one in place at the time of waiver.

Response.    Future disclosures will reflect such conditions. The Registrant will consider revising the disclosure regarding that recapture may only occur within three years of the waiver and/or reimbursement in its next amendment to its registration statement.

Comment 3.    Please specifically identify the disclosures made to satisfy conditions 2 and 12 of the Trust’s manager of managers exemptive order.

Response.    The following disclosure appears in the Funds’ prospectus on pages 3, 12, 20, 26, 35, 44 and 46:

    The Adviser, on behalf of itself and on behalf of the Fund and other Funds it advises or may advise in the future that are each a series of LoCorr Investment Trust, was granted an exemptive order from the U.S. Securities and Exchange Commission ("SEC") that permits the adviser, with Board of Trustees approval, to enter into or amend sub-advisory agreements with sub-advisers without obtaining shareholder approval. Shareholders will be notified within 90 days of the engagement of an additional sub-adviser or sub-advisers to manage a portion of the Fund's portfolio.

Additionally, the following appears on page 68 of the Prospectus:

    Subject to the authority of the Board, the Adviser is responsible for management of the Funds’ investment portfolio, including through the use of a sub-adviser. The Adviser is responsible for selecting each Fund’s sub-adviser(s) and assuring that investments are made according to each Fund’s investment objective, policies and restrictions. Additionally, the Adviser is responsible for conducting initial and

January 5, 2024 Page 2

ongoing independent evaluation of asset allocation, Underlying Funds and their managers, and oversight of the sub-advisers’ fixed income investments.

Aggregate advisory fees paid by the Funds can be found on page 68 of the Prospectus as follows:

    For the fiscal year ended December 31, 2022, after applicable recoupment of prior fee waivers or expense reimbursement, fee reductions and/or expenses absorbed, the Adviser received the following management fees as a percentage of each Fund’s average daily net assets:

Macro Strategies Fund	1.65%
Commodities Fund	1.42%
Market Trend Fund	1.50%
Dynamic Opportunity Fund	1.19%
Spectrum Income Fund	1.37%

Charts for the total advisory fees by the Fund are found on pages 44-45 of the Funds’ most recent SAI dated May 1, 2023. The Funds do not pay any subadvisory fees directly and do not use an affiliated subadviser.

Macro Strategies Fund

	Accrued	Waived	Recouped	Total Paid
2022	$33,856,401		$0	$33,856,401
2021	$22,897,967	$0	$0	$22,897,967
2020	$16,831,107	$0	$29,733	$16,860,840

Long/Short Commodities Strategy Fund

	Accrued	Waived	Recouped	Total Paid
2022	$17,027,870	$0	$0	$17,027,870
2021	$10,161,464	$0	$0	$10,161,464
2020	$5,952,439	$0	$0	$5,952,439

Dynamic Opportunities Fund

	Accrued	Waived	Recouped	Total Paid
2022	$692,792	$(154,575)	$9,808	$548,025
2021	$324,317	$(263,217)	$0	$61,100
2020	$305,888	$(278,103)	$0	$27,785

January 5, 2024 Page 3

Spectrum Income Fund

	Accrued	Waived	Recouped	Total Paid
2022	$1,286,660	$(9,125)	$73,649	$1,351,184
2021	$805,295	$(6,179)	$0	$799,116
2020	$679,761	$(70,144)	$0	$609,617

Market Trend Fund

	Accrued	Waived	Recouped	Total Paid
2022	$7,458,028	$0	$0	$7,458,028
2021	$4,033,497	$0	$0	$4,033,497
2020	$3,880,402	$0	$0	$3,880,402

* * * * *

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla